Mail Stop 4561

April 11, 2007

Mr. Ping'an Wu
President and Chief Executive Officer
China Properties Developments, Inc.
89 Chang'an Middle Road
Yangming International Tower, 26th and 27th Floors
Xi'an, China 710061

> **Re:** **China Properties Developments, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Filed April 17, 2006**
> **File No. 0-50637**

Dear Mr. Wu:

We have reviewed your response letter dated March 19, 2007 and have the following additional comments. As previously stated, these comments require amendment to the referenced filings previously filed with the Commission.

Form 10-KSB/A filed October 5, 2006

Financial Statements

General

1. We have read your responses to prior comments 1 and 2. Please file an amended Form 10-KSB that incorporates your proposed revisions.

Capitalized Interest Cost, page F-12

2. We have reviewed your response to prior comment 3 and reissue our comment. Please revise to disclose the amount of total interest cost incurred, capitalized and expensed and where such amounts are presented in each period presented in your financial statements. In addition, as it relates to the capitalized interest on the Jiahui building, if you have evaluated this error and have concluded that such error has a material impact on your historical financial statements, you should restate your financial statements accordingly. Finally, please tell us when you anticipate responding to this comment.

Item 8A. Controls and Procedures, page 38

3.   We have reviewed your response to prior comment 4. Please file amended Forms
        10-KSB and 10-QSB for the year and quarter ended December 31, 2005 and
        March 31, 2006, respectively, that incorporate your proposed revisions.

        As appropriate, please amend your filings and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        You may contact Amanda Jaffe, Staff Accountant, at (202) 551-3473 or the
undersigned at (202) 551-3431 if you have questions.

                                        Sincerely,

                                        Joshua S. Forgione
                                        Assistant Chief Accountant